SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2019

Commission File Number: 001-37710

HUTCHISON CHINA MEDITECH LIMITED

(Translation of registrant’s name into English)

48th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

HUTCHISON CHINA MEDITECH LIMITED

Form 6-K

Hutchison China MediTech Limited (the “Company” or “we”) recently filed an application (the “Listing Application”) with the Stock Exchange of Hong Kong Limited (“SEHK”) in connection with a proposed listing (the “Listing”) of our ordinary shares, par value US$1.00 per share, on the Main Board of the SEHK.

In connection with the Listing, we intend to (a) implement a share split whereby one ordinary share will be sub-divided into 10 ordinary shares (the “Share Split”) and (b) amend certain provisions of the Company’s Articles of Association to reflect the requirements of the SEHK.  Concurrent with the proposed share split, the American depositary share (“ADS”) ratio will be changed from 1 ADS representing one-half Share to 1 ADS representing 5 Shares, so that the foregoing share split will not affect the trading price of our ADSs.  The share split will, however, result in a reduction in the price of each Share trading on the AIM market such that, immediately following the share split, the price of each Share on AIM will be one-tenth of the price prior to the split.  Further details will be provided to shareholders in due course and an extraordinary general meeting of the Company will be convened to obtain shareholders’ approval for the share split and the amendments to the Company’s Articles of Association.

There is no assurance as to if or when such Listing will take place. This communication is neither an offer to sell nor a solicitation of an offer to buy, nor shall there be any offer, solicitation or sale of our securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Listing Application contains additional descriptions of certain aspects of our Company’s business and results of operations and financial condition and supplements our Company risk factor disclosure previously disclosed in our annual report on Form 20-F for the year ended December 31, 2018, as set forth below. The Listing Application is not final and may be updated or revised from time to time in accordance with the rules of the SEHK.

BUSINESS

The additional disclosure with respect to our business is furnished herewith as Exhibit 99.1 to this Form 6-K and is incorporated herein by reference.

FINANCIAL INFORMATION

In the Listing Application, we disclosed the following financial information:

Net Current Assets

The following table sets forth the Company’s current net assets and current liabilities as of February 28, 2019:

As of February 28, 2019
US$’000
(Unaudited)
Current assets:
Cash and cash equivalents	69,893
Short-term investments	212,179
Accounts receivable—third parties	47,036
Accounts receivable—related parties	1,918
Other receivables, prepayments and deposits	14,797
Amounts due from related parties	1,123
Inventories	14,146
Total current assets	361,092
Current liabilities:
Accounts payable	32,674
Other payables, accruals and advance receipts	55,335
Income tax payable	579
Deferred revenue	4,227
Amounts due to related parties	89
Lease liabilities	2,817
Total current liabilities	95,721
Net current assets	265,371

Our net current assets decreased from US$285.1 million as of December 31, 2018, as disclosed in our audited consolidated financial statements, to US$265.4 million as of February 28, 2019, primarily due to the continued investment in research and development activities.

Accounts Receivable Aging Analysis

The following table sets forth an aging analysis of our accounts receivable, gross, as of the dates indicated:

	As of December 31,
	2016	2017	2018
	US$’000
Not later than 3 months	37,560	34,874	37,326
3 months to 6 months	2,936	3,589	2,704

	As of December 31,
	2016	2017	2018
	US$’000
6 months to 1 year	608	205	61
Later than 1 year	2,428	—	126
Total	43,532	38,668	40,217

Accounts Payable Aging Analysis

The following table sets forth an aging analysis of our accounts payable as of the dates indicated:

	As of December 31,
	2016	2017	2018
	US$’000
Not later than 3 months	33,319	20,538	19,185
3 months to 6 months	1,967	3,262	5,584
6 months to 1 year	185	494	703
Later than 1 year	67	71	153
Total	35,538	24,365	25,625

Indebtedness

The table below sets forth a breakdown of our overall indebtedness as reported in the consolidated balance sheet, as of February 28, 2019. All amounts are unsecured and unguaranteed.

As of February 28, 2019
US$’000
(Unaudited)
Non-current
Bank borrowings	26,755
Loan from non-controlling shareholders of subsidiaries	579
Lease liabilities	3,104

Current
Lease liabilities	2,817
Total indebtedness	33,255

The table below sets forth a maturity profile of our overall indebtedness as of February 28, 2019:

As of February 28, 2019
US$’000
(Unaudited)
Indebtedness repayable within:
Less than one year	2,992
One to two years	29,296
Two to five years	804
Five years or more	579
33,671
Less: unamortized debt issuance costs and interest	(416)
Total indebtedness	33,255

The Company’s independent registered public accounting firm has not audited, reviewed or performed any procedures with respect to the Company’s financial data as of February 28, 2019 and accordingly does not express an opinion or any other form of assurance with respect thereto. This data could change as a result of further review.

Key Financial Ratios

The table below sets forth, as of the dates indicated, certain of the Company’s key financial ratios:

	As of December 31,
	2016	2017	2018

Current ratio(1)	176%	413%	433%
Quick ratio(2)	162%	402%	419%

Notes:

(1)                                 Current ratio is calculated as current assets divided by current liabilities, multiplied by 100%.

(2)                                 Quick ratio is calculated as current assets minus inventories then divided by current liabilities, multiplied by 100%.

Current Ratio

Our current ratio increased from 176% as of December 31, 2016 to 413% as of December 31, 2017, primarily due to the increase in cash and cash equivalents and short-term investments after our follow-on offering on the Nasdaq Global Select Market in October 2017. Our current ratio then increased slightly to 433% as of December 31, 2018.

Quick Ratio

Our quick ratio increased from 162% as of December 31, 2016 to 402% as of December 31, 2017, primarily due to the increase in cash and cash equivalents and short-term investments after our follow-on offering on the Nasdaq Global Select Market in October 2017. Our quick ratio then increased to 419% as of December 31, 2018.

CUSTOMERS AND SUPPLIERS

In the Listing Application, we disclosed the following supplemental information about our top five customers and suppliers:

For the financial years ended December 31, 2016, 2017 and 2018, revenue from our five largest customers represented approximately 26%, 27% and 35% of our total revenue, respectively, and revenue from our largest customer in those periods represented approximately 6%, 8% and 11% of our revenue in the same periods, respectively. Save for Sinopharm Group Co., Ltd. (“Sinopharm”), our joint venture partner, and our joint ventures, Shanghai Hutchison Pharmaceuticals Limited and Nutrition Science Partners Limited, our five largest customers were independent third parties pursuant to the rules of the SEHK, and none of our directors or their close associates or, to the knowledge of our directors, any shareholder who owned more than 5% of our issued shares had any interest in any of our five largest customers as of April 5, 2019.

For the financial years ended December 31, 2016, 2017 and 2018, our purchases from our five largest suppliers represented less than 30% of our total purchases. Save for our joint venture partners, Sinopharm and The Hain Celestial Group, Inc., all of our five largest suppliers were independent third parties pursuant to the rules of the SEHK, and none of our directors or their close associates or, to the knowledge of our directors, any shareholder who owned more than 5% of our issued shares had any interest in any of our five largest suppliers as of April 5, 2019.

FIVE HIGHEST PAID INDIVIDUALS

In the Listing Application, we disclosed the following information about the compensation of our five highest paid individuals:

For 2016, two of the five highest paid individuals were directors. The aggregate amount of the salaries, housing allowances, other allowances, benefits in kind (including contributions to pension schemes), bonuses and share-based compensation borne by our group to the three remaining highest paid individuals were approximately US$4,296,410. For 2017 and 2018, three of the five highest paid individuals were directors. The aggregate amount of the salaries, housing allowances, other allowances, benefits in kind (including contributions to pension schemes), bonuses and share-based compensation borne by our group to the two remaining highest paid individuals were approximately US$2,268,577 and US$2,411,728, respectively.

SHARE OPTION GRANTS

In the Listing Application, we disclosed the following information about the options granted to senior management and other employees pursuant to our option schemes as of April 5, 2019 assuming the above referenced Share Split has occurred on or before such date:

Grantee	Number of Shares under Options Granted and Outstanding		Exercise Price		Exercise Period
Grantees who are members of senior management
May Wang	1,000,000	(1)	GBP	1.97	15.6.2016 to 19.12.2023
Zhenping Wu	1,000,000	(1)	GBP	1.97	15.6.2016 to 19.12.2023
Mark Lee	936,860	(1)	GBP	1.97	15.6.2016 to 19.12.2023
Marek Kania	375,000	(1)	GBP	4.86	06.8.2018 to 05.8.2028
Enrico Magnanelli	255,000	(1)	GBP	4.86	06.8.2018 to 05.8.2028
	3,566,860
Other grantees
Employees in the aggregate	750,000	(2)	GBP	0.44	24.06.2011 to 23.06.2021
	1,095,180	(2)	GBP	0.61	20.12.2013 to 19.12.2023
	7,148,100	(1)	GBP	4.65	20.04.2018 to 19.04.2028
	369,360	(1)	GBP	4.17	06.06.2018 to 05.06.2028
	50,000	(1)	GBP	4.86	06.08.2018 to 05.08.2028
	430,000	(1)	GBP	4.61	19.10.2018 to 18.10.2028
	9,842,640

Notes:                                           (1) Share options granted under the 2015 Chi-Med Option Scheme.

(2) Share options granted under the 2005 Chi-Med Option Scheme.

RISK FACTORS

In the Listing Application, we disclosed the following supplemental risk factors:

We may be restricted from transferring our scientific data abroad.

On March 17, 2018, the General Office of the State Council promulgated the Measures for the Management of Scientific Data, or the Scientific Data Measures, which provides a broad definition of scientific data and relevant rules for the management of scientific data. According to the Scientific Data Measures, enterprises in China must seek governmental approval before any scientific data involving a state secret may be transferred abroad or to foreign parties. Further, any researcher conducting research funded at least in part by the Chinese government is required to submit relevant scientific data for management by the entity to which such researcher is affiliated before such data may be published in any foreign academic journal. Given the term state secret is not clearly defined in the Scientific Data Measures, if and to the extent our research and development of drug candidates will be subject to the Scientific Data Measures and any subsequent laws as required by the relevant government authorities, we cannot assure you that we can always obtain relevant approvals for sending scientific data (such as the results of our pre-clinical studies or clinical trials conducted within China) abroad or to our foreign partners in China. If we are unable to obtain necessary approvals in a timely manner, or at all, our research and development of drug candidates may be hindered, which may materially and adversely affect our business, results of operations, financial conditions and prospects. If the relevant government authorities consider the transmission of our scientific data to be in violation of the requirements under the Scientific Data Measures, we may be subject to fines and other administrative penalties imposed by those government authorities.

We may be involved in litigation, legal disputes, claims or administrative proceedings which could be costly and time-consuming to resolve.

We may become subject, from time to time, to legal proceedings and claims that arise in the ordinary course of business or pursuant to governmental or regulatory enforcement activity. Any litigation or proceeding to which we become a party might result in substantial costs and divert management’s attention and resources. Furthermore, any litigation, legal disputes, claims or administrative proceedings which are initially not of material importance may escalate and become important to us due to a variety of factors, such as changes in the facts and circumstances of the cases, the likelihood of loss, the monetary amount at stake and the parties involved. Our insurance might not cover claims brought against us, provide sufficient payments to financially cover all of the costs to resolve such claims or continue to be available on terms acceptable to us.

We are a Cayman Islands company. Because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under Hong Kong law, U.S. law or English law, shareholders may have different shareholder rights than they would have under Hong Kong law, U.S. law or English law and may face difficulties in protecting your interests.

We are an exempted company with limited liability incorporated in the Cayman Islands. Our corporate affairs are governed by our Articles of Association (as may be further amended from time to time), the Companies Law (as amended) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the Directors, actions by minority shareholders and the fiduciary responsibilities of our Directors are to a large extent governed by the common law of the Cayman Islands. This common law is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our Directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in England, Hong Kong and some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities law than Hong Kong, the United States or the United Kingdom. In addition, some states in the United States, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

In addition, as a Cayman Islands exempted company, our shareholders have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders of these companies with the exception that the shareholders may request a copy of the Articles of Association. Our Directors have discretion under our Articles of Association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest. As a Cayman Islands company, we may not have standing to initiate a derivative action in Hong Kong, U.S. federal courts or English courts. As a result, you may be limited in your ability to protect your interests if you are harmed in a manner that would otherwise enable you to sue in Hong Kong courts, U.S. federal courts or English courts. In addition, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action in Hong Kong, U.S. federal courts or English courts.

Some of our Directors and executive officers reside outside of Hong Kong and the United States and a substantial portion of their assets are located outside of Hong Kong and the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands in the event that you believe that your rights have been infringed under the securities laws of Hong Kong, the United States or otherwise. In addition, some of our operating subsidiaries are incorporated in China. To the extent our Directors and executive officers reside in China or their assets are located in China, it may not be possible for investors to effect service of process upon us or our management inside China. Even if you are successful in bringing an action, the laws of the Cayman Islands and China may render you unable to enforce a judgment against our assets or the assets of our Directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, Hong Kong or China, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the Board or controlling shareholders than they would as public shareholders of a Hong Kong company, an English company or a U.S. company.

***

The information in this Form 6-K is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing.

This Form 6-K contains forward-looking information about the Company within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements relating to the Company’s expectations regarding the completion of the Listing and statements in the materials filed herewith identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans,” “will,” “outlook” and similar expressions are forward-looking statements which involve risks and uncertainties that could cause actual results to differ materially from those discussed in such forward-looking statements.

Such risks and uncertainties include those related to the completion of the SEHK’s review of the Company’s listing application and completion of any concurrent offering of ordinary shares (including the terms of any such offering), market conditions, Chi-Med’s ability to progress the development of its drug candidates and successfully commercialize them, the risk that the cost of the Listing to the Company will be more than planned, and other risks identified in the Company’s SEC filings, including its annual report on Form 20-F for the year ended December 31, 2018 and subsequent filings with the SEC, including this Form 6-K. The Company cautions you not to place undue reliance on any forward-looking statements, which speak only as of the date they are made. The Company disclaims any obligation to publicly update or revise any such statements to reflect any change in expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Hutchison China MediTech Limited materials dated April 15, 2019.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUTCHISON CHINA MEDITECH LIMITED

By:	/s/ Johnny Cheng
Name:	Johnny Cheng
Title:	Chief Financial Officer

Date:  April 15, 2019